SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Marimba, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56781Q (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 56781Q	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Kim K. Polese

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,232,164 (1) 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 2,232,164 (1) 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,232,164 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%

12.	TYPE OF REPORTING PERSON* IN

(1)	Includes 55,556 shares subject to options exercisable within 60 days of December 31, 2002.

SCHEDULE 13G

CUSIP No. 56781Q	Page 2 of 4 Pages

Item 1(a).	Name of Issuer.

Marimba, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

440 Clyde Avenue, Mountain View, CA 94043

Item 2(a).	Name of Person Filing.

Kim K. Polese

Item 2(b).	Address of Principal Business Office or, if None, Residence.

440 Clyde Avenue, Mountain View, CA 94043

Item 2(c).	Citizenship.

U.S.A.

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP No.

56781Q

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:	2,232,164 (1)

(b) Percent of Class:	8.9%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote:	2,232,164 (1)

(ii) shared power to vote or direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	2,232,164 (1)

(iv) shared power to dispose or to direct the disposition of:	0

(1) See footnote (1) on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

SCHEDULE 13G

CUSIP No. 56781Q	Page 3 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 56781Q	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2003	By:	/s/ KIM K. POLESE
Kim K. Polese